U.S. SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D. C.  20549


                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

                                                    SEC FILE NUMBER 000-32205
                                                    CUSIP NUMBER 17243e 10 0


[ ] Form 10-K   [ ] Form 20F   [ ] Form 11-K   [ ] Form 10-Q
[ ] Form N-SAR

For the Period Ended September 30, 2003.

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [X] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

For the Transition Period Ended September 30, 2003

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                 PART I - REGISTRANT INFORMATION

Full Name of Registrant:      BRENEX OIL CORPORATION

Address of Principal          1201 W. Fifth Street, Suite #M130
Executive Office:             Los Angeles, California 90017

                PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) [Section 23,047], the following should be completed. (Check box if appropriate)

     [X]  (a)  The reasons described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense;

     [ ]  (b)    (i) The subject annual report, semi-annual
report, transition report on Form 10-K, Form 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or

     [X]       (ii) The subject quarterly report or transition
report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                       PART III - NARRATIVE

          Effective October 1, 2003, the Registrant completed a "reverse" triangular whereby its wholly-owned subsidiary merged with and into CinemaElectric, Inc., a Delaware corporation ("CinemaElectric"), and at that time, the Registrant elected to change the fiscal year of the Registrant ending on October 31 of each year to a fiscal year ending on December 31, which was the fiscal year of CinemaElectric, an operating company. The additional time is being requested due to the requirement of reviewing a monthly period not normally included in the fiscal quarter to be covered by this Transition Report. We will have the Transition Report filed within the five calendar day extension, or by November 19, 2003.

                   PART IV - OTHER INFORMATION

          (1) Name and address of person to contact in regard to this notification:

               Branden T. Burningham, Esq.
               455 East 500 South, Suite 205
               Salt Lake City, Utah  84111
               Telephone:  (801) 363-7411

               and

               Jeffrey A. Rinde, Esq.
               Bondy & Schloss LLP
               60 E. 42nd Street
               New York, New York 10165
               Tel: 212-661-3535; Fax: 212-972-1677

          (2)  Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                             [X] Yes  [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                             [ ] Yes  [X] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


          BRENEX OIL CORPORATION has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 11/04/03                     /s/ James F. Robinson
     ----------                     ----------------------------
                                    James  F. Robinson
                                    President, CEO and director